Filed by: BHP Billiton Plc
and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc
Commission File No.: 001-10533
and
Rio Tinto Limited
Commission File No.: 000-20122

The following is a transcript of a presentation by Marius Kloppers, Chief Executive Officer, BHP Billiton on December 12, 2007 and made available on www.bhpbilliton.com on December 13, 2007.

BHP Billiton Analyst Briefing: A Matter of Value 12 December 2007

DISCLAIMER

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or  (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States.  It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

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Transcript begins

Slide 1

Good morning, ladies and gentleman.  Thank you for joining us at what is quite short notice and at a busy time of the year.  It is now exactly a month since BHP Billiton advised the market, on 12 November, of the terms of the approach that we made to Rio Tinto on 1 November as well as the strategic rationale behind that approach.

Feedback has confirmed a clear understanding of the industrial logic behind the proposed combination.  Also, based on our observation of the combined value of Rio Tinto and BHP Billiton, relative to market movement, the market recognises the tens of billions of dollars of value to be unlocked as part of the combination.  The market also anticipates the transaction will occur.

On 26 November, Rio Tinto made a presentation explaining its rejection of our proposal.  In seeking to persuade the market that Rio Tinto was undervalued, that presentation highlighted the value of Rio Tinto and its growth prospects.  Our analysis of that presentation concluded that it was largely additional detail on matters that we were already aware of, and the material presented did not change our prior views on Rio Tinto.

Shareholders recognise that the all-share proposal requires an assessment of relative value.  A number of shareholders have requested a more detailed picture of the relative value that BHP Billiton will contribute to the proposed combination.

It is a matter of value.  It is about value that we want to talk today.

Slide 2

Slide 3

I refer you to the disclaimers in pages two and three of this presentation, and urge you to read them carefully as it is important information to be considered.

Slide 4

We have all heard the message that it is ‘all about value.’  We are in complete agreement.  It is about value, but it is also about the facts.  In that context, the first matter that I want to discuss today is the value of BHP Billiton compared to Rio Tinto.  We will look at the complete facts and not simply the facts that suit a particular argument.  The facts will tell us that BHP Billiton is clearly the superior performing company in this potential combination.

I also intend to cover prospective value creation and the future.  I will draw out a few examples of the superb assets that we have in our portfolio in order to illustrate why we believe the future for BHP Billiton will be even better than the past.  As we have said all along, we believe that Rio Tinto is a good company.  It is just that we believe that BHP Billiton is the better company in this combination.

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I would particularly like to emphasize that, given the share for share nature of our proposal, there are two things to consider:

•	The relative contribution of each party to this transaction.

•	The value that is there to be unlocked by the combination and the additional value that would be lost to shareholders if a transaction did not take place.

Slide 5

Slide 6

Let us now examine the facts.  In June 2001, at about the time when the BHP Billiton DLC was created, the market capitalisations of these two companies were very similar.  From then, BHP Billiton’s market capitalisation has grown at a compound annual growth rate of 37%, versus 29% for Rio Tinto, year on year.  That is a massive outperformance.  In absolute value dollar terms, the difference in value between the two companies had grown from just $7 billion at the time of our DLC formation to more than $100 billion just prior to our proposal.

The performance of BHP Billiton has definitively been in a different league.  Or – if I can take a little licence – played on a different set of ballparks.  The question is why.

Slide 7

We believe that the growth and market value for a resources company is determined by a very simple formula: own a portfolio of tier one assets; large, low cost and expandable.  Those are themes that you will hear over and over again as we talk today.

We demonstrate a superior record in growing production from those assets, importantly, by investment throughout the cycle.  A combination of the tier one assets and the growth drives the EPS and dividends, and therefore the real shareholder returns.  To deliver these returns into the future we must continue to replace the resources used by new large-scale high-margin resources to ensure that the future outlook remains just as exciting.

We will show you how the application of these principles – ownership of tier one resources, growth, and the replacement of resources – has led to the outperformance that you have seen.

The facts are:

•	We have better assets.

•	We have invested more.

•	We have grown production more.

•	We have a better growth profile.

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Slide 8

These two companies were the same size in 2001.  BHP Billiton’s stated strategy has remained unchanged since the time of our DLC creation.  It was to invest in growth throughout the cycle: growth in volume and growth in value.  Since 2001, we have completed 38 projects for an investment of $11.2 billion.  On the basis of the projects completed, BHP Billiton has spent more than double what Rio Tinto has spent on organic growth.  I would like you to start cementing that ratio of 2:1; more than double.

This investment profile is a fact.  It tells us that BHP Billiton picked the China growth early, and responded to it more aggressively to meet the challenges with a consistent strategy.

Slide 9

Building the capability to grow organically is not done overnight.  We have, over the last six years, consistently emphasised the unchanged strategy to invest throughout the cycle.  Investment in production means building new mines and expanding existing ones.  Here, we have done more than twice as much as Rio Tinto.

The projects shown on this slide are the large ones and the ones where we are the operator.  This shows how well we have done in executing these projects.  We conventionally put out P50 estimates for timing schedules.  That is shown in the two bars on the scales, on the slide.  We see that, as we measure our projects, our teams have done very well indeed.

Of course, there is always the example that proves that you can do better.  In our case, it was the Ravensthorpe project that we commenced just as the general squeeze and inflation in Western Australia took hold.  Incidentally, Rio Tinto had exactly the same experience at its Argyle operation in the same environment.  However, Ravensthorpe was well ahead of its peer project, Goro, in New Caledonia, in terms of budget, and more than a year in advance of that project, in terms of timing.

The key facts are that we have invested in projects consistent with our strategy, and we have delivered what we have promised.  That is the basis of our outperformance.

Slide 10

The combination of aggressive investment in new projects and our track record in development means that our production growth has been outstanding.  We have used the same metrics here that we have used in the past: converting all of the production to copper-equivalent units.  On the left hand side of the slide we can see the performance of both companies, excluding all the assets we have sold.  We can see that BHP Billiton has grown its production at a compound annual growth rate of 8% per year, versus Rio Tinto’s 4%.  This is again, a ratio of 2:1.

If we include the operations that we have sold or ceased, we have grown the company by 5% per year; Rio Tinto has grown by 2% per year.  That is a factor of 2.5.

The contrast is stark.  BHP Billiton’s performance is clearly superior in production terms.

What matters to our shareholders is financial performance.  How is this superiority in production and operational performance translated into financial performance?

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Slide 11

Both companies have benefited from a very good pricing environment for its products.  However, the combination of growing production and rigorous cost control has helped BHP Billiton deliver superior earnings per share growth since 2001.  On an “apples for apples” basis, using a June 30 year end, BHP Billiton has delivered a 50% compound annual growth rate in earnings per share while Rio Tinto has delivered only 37%.  That is a massive outperformance for BHP Billiton.

Slide 12

We have also delivered materially superior dividend per share growth.  BHP Billiton has had compound annual growth rate in ordinary dividends of 29%.  Rio Tinto’s was 11%.

BHP Billiton has also returned over $11 billion in capital, compared to just over $6 billion that Rio Tinto has returned.

Slide 13

Given BHP Billiton’s superior performance, it comes as no surprise to shareholders that they have enjoyed a greater return: 433% versus 276% total return since June 2001.  I am not sure about “under-promise and over-deliver”, but it is clear who has delivered more.  The fact of BHP Billiton’s track record, over a long period of time, in delivering superior returns for shareholders has been real and material.

Slide 14

Slide 15

We often comment on our unchanged, long-standing strategy.  Our strategy has been to own upstream, long-life, low-cost, expandable, export-oriented assets diversified by commodity, geography and market.  As we have demonstrated, our strategy is to continue to invest in those assets throughout the cycle in order to grow output and value.  This strategy is what has enabled us to grow at more than twice the speed of Rio Tinto.

The recurring themes are about simplicity and scale.  They do not come as accidents; they come as a result of a deep and diligent execution of the same strategy.  Scale gives us the ability to deploy new capital towards known assets, known operating environments, and known ore bodies.  This strategy reduces risk and increases speed.  It also gives us a more manageable business.  BHP Billiton is a simpler, more upstream, yet much larger and more valuable company than Rio Tinto.  There is no better illustration of the higher complexity, smaller scale, less resource-focused and intrinsically lower margin business that Rio Tinto is than by looking at personnel numbers.

BHP Billiton has less than 40% of Rio Tinto’s workforce, despite being almost twice as valuable before our proposal.  That will continue to be the case, even after the disposal of the downstream assets that Rio Tinto is considering.

Earlier this year I illustrated BHP Billiton’s pipeline of future growth options.  I noted specifically at the time that most of these growth options are oriented towards quicker, lower risk expansions of known assets.  Does that sound similar?  It is the same strategy: scale and simplicity.  BHP Billiton has an extraordinary array of future growth options.

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In aggregate, we illustrated $70 billion of future projects and options in our pipeline.  I would like to focus on the elements of scale and simplicity that drive value as we look at a few examples of how a deep implementation of an unchanged strategy gives us the superior performing set of assets and the superior set of growth options.

Slide 16

The specific assets I will cover today will be:

•	The Pilbara iron ore business; a superb business.

•	Olympic Dam, one of the greatest ore-bodies on earth.

•	The Nickel business, which is relatively new and one which we are delighted with. I will show one or two examples there.

•
Petroleum, a business where we have a track record of outstanding investment decisions and exploration success which has delivered BHP Billiton’s shareholders something quite special.  50% growth over the next four years in a business that had 64% margins last year.

Rio Tinto has substantially no operating presence in two of these businesses: Nickel and Petroleum.  This again illustrates the superior spread and diversification of our portfolio.

Slide 17

The first example is that of the Pilbara iron ore business.  This is a tier one asset by anyone’s definition.  I want to continue to focus on the scale and simplicity as drivers of value as we examine this asset.  A quick summary:

•	Resource and mineralisation that supports operations for more than 50 years.

•	Importantly, we have a high level of equity ownership in the underlying businesses.

•	Large, high quality ore bodies, clustered around key infrastructure, which supports our concept of mega mining hubs.

•	Low Free on Board (FOB) cost position; close to the Asian growth markets.

•	Great track record of project execution and growth.

•	First class infrastructure which is simple to match those high-grade large ore bodies, both in rail and harbour.

I would like to stress that this business is not about needing another business.  This business obviously is part of the proposal.  There are obvious synergies here.  However, it is not about one business needing the other.  This is about considering how we would get more if we put the two businesses together.

Slide 18

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Rio Tinto has made much of its strong mineralisation in the Pilbara.  The reality is that there is little difference between the two companies, based on tonnes of mineralisation to be mined potentially in the future.  Of course, the way that Rio Tinto presented the results counts all of the joint venture tonnage, ignoring ownership.  We prefer, conventionally, to count only the things we own.

Slide 19

If we take account of the fact that we have large ownership in the underlying assets, with most of them at 85% or 100%, the picture becomes a little bit different.

We believe that, if anything, BHP Billiton’s owned mineralisation position in the Pilbara is superior to Rio Tinto’s.

Slide 20

The map on the slide shows BHP Billiton’s reserves and resources.  The question was rightly asked of Tom [Albanese] at his presentation: “why does Rio Tinto have twice the tenement area”?  I can answer that question by taking some licence with a well-known line from one of my favourite engineers: ‘Because (sometimes) less is more.’

This is because it is not the land area that counts; it is the mineralisation contained in the land.  BHP Billiton owns greater percentages of fewer tenements with more mineralisation, clustered more closely around its infrastructure.  It is about scale and simplicity.  The clustering strategy facilitates a strategy with less infrastructure, and fewer larger integrated mining hubs.  This strategy is entirely consistent with our stated strategy of scale, allowing for a more agile, simple, and more manageable organisation.

Slide 21

If we add our mineralisation assets, the story is only enhanced.  Our assets are clustered around our infrastructure.  Of course, the BHP Billiton iron ore portfolio was not put together in bits and pieces from various transactions.  The Rio Tinto mineralisation is generally more spread out with smaller ore bodies and mineralisation.

I will turn now to the logic of our proposal to Rio Tinto.  The combination of BHP Billiton and Rio Tinto in the Pilbara will create something quite special: more tons, faster; cost and capital expenditure saved.  Together, on a sensible basis, there is huge value to be unlocked.  However, neither party needs the other.

Slide 22

Does BHP Billiton need Rio Tinto because of port constraints?  No.  Our plans for Port Hedland are well publicised and well advanced.  Inner Harbour is adding another 90-100 million tonnes of capacity to over 200 million tonnes per annum.  The Outer Harbour development is adding 100-150 million tonnes, with the potential for 400 million tonnes of total capacity.  The combined Port Hedland capacity could be well in excess of 700 million per annum.  It is about scale and simplicity.

Our plans to double-track our railway line are well advanced, with the first project expenditure due in the next six months.  It is perfectly consistent with our strategy of fewer larger assets.

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Slide 23

I thought it also appropriate to return to Rio Tinto’s portrayal of BHP Billiton’s growth in production.  We have already stated that, across the portfolio, we have grown at twice the speed of Rio Tinto.  However, if I recall what was said about the iron ore business it was as follows: ‘Rio Tinto has grown its Pilbara business by 15% year on year, which is two and a half times the growth rate of BHP Billiton in the Pilbara.’

Rio Tinto chose the period just prior to the acquisition of North to support the statement and also presented the statistics on a 100% basis, rather than an equity basis.

The true picture is somewhat different if we look at the long-term growth trend on an equity basis. The compound annual growth rate for both companies in the Pilbara has been largely similar and will be largely the same in future.

On the basis of these facts, it is difficult for anyone to conclude that “2.5 times the growth rate of BHP Billiton in the Pilbara” is fair.

Slide 24

Time constraints prevent me today from going into, for example, our world class portfolio of assets in Latin America.  Instead, I will focus on one asset: Olympic Dam in Australia.  First, however, I would like to reiterate our sincere regret at the fatality that we had at this operation overnight, in the course of maintenance activities.  Our hearts really go out to all of those people affected by this incident.  As you know, safety is absolutely the most important thing to us.  It is with regret that I talk about that.

Olympic Dam could well turn out to be the world’s greatest ore body, if it is not so already.  We are stopping drilling, with the resource still open, but on the basis of the drilling work that we have done so far, it is the fourth-largest copper deposit in the world, the largest uranium deposit in the world – and simply without peer in the uranium world – and the fifth-largest gold deposit.

BHP Billiton owns 100% of this operation.  What is really special about the Olympic Dam is that it is an operating mine.  It is not a far-off uncertain Greenfield site.  The location is about as stable and geopolitically secure as one could imagine.

Slide 25

If we plot the contained mineralisation and grade of Olympic Dam relative to the very early stage prospects presented by Rio Tinto, and consider the fact that we own 100% of this asset, the true and rather special character becomes apparent.  It is significantly higher grade and with higher mineralisation.  However, this is not only a copper mine.

Slide 26

I demonstrated earlier that Olympic Dam is simply in a different league when compared to other uranium resources.

The map on this slide shows nuclear reactors in four different stages of development.  The black dots show 439 currently operating reactors, based mainly in Europe, the eastern seaboard of the United States and parts of Asia.  The 33 blue dots show reactors under construction.  These are mainly in Asia, especially China, India, Japan and South Korea.  The 94 green dots show reactors with a reasonable level of commitment: budget or advanced plans.  They are very heavily concentrated in East Asia, especially China, Japan and South Korea.  Finally, there are another 222 planned reactors as nations seek to respond to the greenhouse challenges and energy needs.

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This slide highlights the global significance of Olympic Dam.  It is perfectly positioned, together with our other energy products in our portfolio, to meet the world’s growing energy needs.  It is against this backdrop that we are examining very material staged expansion of our operations, facilitated by the outlook for growth in uranium demand.

Slide 27

I will now highlight how valuable this resource is by looking at its development potential.  This is new information.  We have not detailed this development sequence previously.

Phase one will see us construct a massive open pit operation while expanding the smelter and building more concentrating capacity to produce 350,000 tonnes of copper, 9,000 tonnes of uranium, and 400,000 ounces of gold per annum.

Phases two and three will see us continue to enlarge the scalable, open-cut mine and match it to more concentrating capacity; selling the additional copper concentrate produced.  The combination of these stages will take us to 730,000 tonnes of copper, 19,000 tonnes of uranium, and 800,000 ounces of gold per annum.

There is no reason to believe that this resource base will not support additional expansions beyond that.

To emphasise: the development sequence outlined here for Olympic Dam alone is larger than Rio Tinto’s combined ownership in all of the Greenfield copper projects that they showed you two weeks ago.  It is about scale and simplicity.  Additionally, we want to also emphasise that this is an expansion of an existing operating asset.

As I noted at the start of this presentation, we have a compulsion towards simplicity and scale.  We own few large, expandable, valuable assets with decades or even generations of life.  There is no better example than Olympic Dam.

Slide 28

We turn now to the ranking of our Nickel business and another unique differentiator.  We are a leading producer: number three in the world after Norilsk and Vale.  We have very substantial future growth plans.  We are obviously very pleased that we were able to add the Nickel West assets through acquisition, and we are building the Ravensthorpe project which is ramping up well.

Today I will talk about Cerro Matoso (CMSA).

Slide 29

CMSA is our 99.8%-owned nickel operation in Colombia.  It is one of the world’s premier low-cost nickel assets that also has very exciting growth prospects.  I will now highlight some growth options that we have not detailed before.

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Our aim is initially to double the existing asset by installing a third and fourth rotary kiln electric arc furnace combination.  This is proven low-risk technology and, apart from the normal upgrades, identical to lines one and two that we operate today.

Like most of the rest of our expansion options, it is a low-risk expansion of an existing asset in operation for decades.

In addition, we are hoping to go beyond the doubling of nickel output by maturing and implementing our leading heap leach technology to further augment the doubling in smelting capacity.  These projects will make Cerro Matoso an extraordinary nickel operation in the global context by any measure.  Simplicity, scale and expandability are once again manifest.

Slide 30

Finally, I would like to talk about our Petroleum business.  I will also give you new and additional information about this unique differentiator.  In an era where most petroleum companies are struggling to maintain production, we are adding 11% compound annual growth rate per annum in volume until 2010.  That is an uplift of nearly 50% of a business that had 64% margins last year.

This growth is of high-margin production in some of the best fiscal regimes in the world.  It is underpinned by projects already starting up or well into development.

I will comment on a few of those:

•	Our 50%-owned Stybarrow project started on 7 November and is now at 80,000 barrels a day on peak days.

•	Our 44%-owned Atlantis operation is ramping up, with 200,000 barrels per day and 180 million MMcf is expected in the next six months.

•	Zamzama and Genghis Khan are also ramping up.

•	These projects will be followed by Neptune, in the first quarter of 2008; Train 5 North West Shelf in late 2008; Shenzi in 2009; and Pyrenees in 2010.

We will see double-digit volume growth of high-margin barrels through 2010.

Slide 31

Looking forward, our longer-term growth prospects are based on our continued exploration effort and success.  Our petroleum business has a strong history of successful discovery and development.  We have had multiple finds in the deep water Gulf of Mexico in the last five years; in Trinidad with Angostura; and in WA with Stybarrow, Pyrenees and Macedon.  In the last six months, we have discovered the 3 Tcf Thebe gas field in WA, and a major extension of Mad Dog, a 1,000 ft oil column on the west side of that field.

Our development pipeline post 2010 has an extensive project slate from already discovered resources.  These include the LNG projects in WA, all of which are material future prospects.  We are also adding new resources and pursuing new resources in the Gulf of Mexico, Malaysia, Colombia, South Africa and the Falkland Islands.

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Slide 32

I trust that these examples have helped to remind you of what a truly great portfolio of assets we have, and the prospects that BHP Billiton has to underwrite its future delivery of total shareholder return.  To recap:

•	Pilbara iron ore is at least the equal of everyone else, if not the leader.

•	Olympic Dam is unrivalled and, in our view, the most valuable brownfield development on the globe.

•	The Nickel business with strong growth prospects and an especially exciting at Cerro Matoso.

•
The Petroleum business with a strong history of successful discovery and development.  Unlike most companies in this sector, we have a rapidly increasing production profile over the next years from projects currently in development.

These four businesses are where we are concentrating 70% of our development pipeline capital expenditure during the next years.  These businesses had, on average, a more than 50% EBITDA margin during 2007.  This can be contrasted with Rio Tinto.  They are focusing their capital expenditure with 70% in aluminium and industrial minerals.  These are business that, in 2007, had margins in the 30% range.

The longstanding strategy on our part, deeply implemented, and the focus on upstream tier one assets of scale and expandability makes the BHP Billiton portfolio the superior one.

Slide 33

Slide 34

Any argument that Rio Tinto is undervalued relative to BHP Billiton simply cannot be countenanced.  From very similar market capitalisations in 2001, BHP Billiton has outperformed Rio Tinto by more than $100 billion.

On every measure shown, BHP Billiton has outperformed Rio Tinto.

BHP Billiton’s future growth prospects are not only substantial, high quality and large scale, but it is also focused on the higher margin businesses, and focused towards fast, brownfield lower risk expansions in known geographies.

BHP Billiton’s asset portfolio is truly world class and its investment proposition is without peer.  We believe that Rio Tinto’s shares were fairly valued relative to BHP Billiton at the date of the approach.

Slide 35

Why then combine these two companies?

I will now remind you of the upside that the combination would create.  We have already shown that BHP Billiton has delivered more product more quickly than Rio Tinto.  The proposed combination would further facilitate our ability to deliver more product more quickly.  It would be faster and at lower cost.  At the same time, it would remove duplication.

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This combination could create synergies which rise to $3.7 billion per year.  These synergies are unique to this combination; they are not owned by anyone; they come into existence only when we put these two portfolios together.  They require a transaction in order to be released.

We do not need Rio Tinto, as the project portfolio and our baseline strategy that I have articulated clearly illustrates.  However, these synergies are there to be captured for the benefit of both sets of shareholders.  Rio Tinto’s updated set of Alcan synergies, revised after the two teams worked together for only a few months, show how realistic our synergy estimates are.

We would also create a minerals industry super major, a unique portfolio of tier one assets, and the definitive growth portfolio which we could high grade as we go forward.  In addition, we will realise further benefits from corporate renewal.  A combined entity would be a core holding, regardless of sector.  Its strong cash generation would enable it to continue to return capital to shareholders, with $30 billion immediately, and with the continuation and maintenance of BHP Billiton’s progressive dividend policy.

Slide 36

There is no better way to conclude this presentation than with the market’s view of both companies during 2007.  With the exception of the weeks in May, when there was some speculation that we were going to make an offer for Rio Tinto, the downward trend in the contribution – which we have plotted on the slide as a share-exchange ratio – is clear.  This trend was only reinforced after the Alcan transaction, which the market generally viewed as expensive.  Since the Alcan transaction, we can see that the share exchange ratio stabilised for months at 2.4.

In an all-share proposal, it is the relative value that is important.  When we approached Rio Tinto on 1 November 2007, had the companies merged on a nil-premium basis, Rio Tinto shareholders would have earned 36% of the combined company, and the share-exchange ratio would have been 2.4.  Under our proposal, Rio Tinto shareholders would be offered, for each Rio Tinto share, three BHP Billiton shares, arguably the superior currency, given our track record of outperformance.

This means that the Rio Tinto shareholders would earn 41% of the combined company, up from the 36% at the 2.4 nil-premium exchange ratio that existed prior to our approach.  The premium over the month prior, implied by our offer, is a substantial 28%.  Importantly, no shareholder is being asked to exit.  We are asking them to share in what we believe is the substantial value creation which will ensue after this combination.

Also, our proposal, structured as script, means that eligible shareholders will get 100% CGT rollover relief.

Slide 37

This is clearly and simply a compelling proposal.  We have consistently tried to discuss this matter with Rio Tinto.  Rio Tinto has refused discussion in this matter and has informed us that it has approached the UK Takeover Panel, seeking a ‘put up or shut up’.  Whether the notice will be issued by the Panel is another question.  We will, of course, be discussing this with the Panel.

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We do not believe that it is in the interests of either set of shareholders, and particularly for the Rio Tinto shareholders, to cut short the debate regarding this potential combination in favour of independence.  We remain open to engagement with Rio Tinto, shareholders, and obviously the board and management.

Slide 38

I will now summarise where all of this brings us and why we have a compelling proposal.  We have a great company with excellent performance and prospects.  Our shares have delivered outstanding performance for our shareholders.  It is those shares that we are proposing to offer as currency to the Rio Tinto shareholders.  As an all-share proposal, we are offering to share the upside in BHP Billiton and in the synergies that we create.  These synergies add material value.  They cannot be replicated without the transaction.

Our proposal includes a significant premium.  Based on the post-Alcan exchange ratio, it is a material uplift in favour of Rio Tinto shareholders.  This premium, through the all-share offer, translates to an ongoing greater share of the combined entity for the Rio Tinto shareholders.  Our proposed $30 billion buyback and confirmation of our progressive dividend is further tangible evidence of the proposed benefits for shareholders, and of our confidence in the future of the combined company.

Our proposal is directed towards wealth creation for all shareholders.  It is compelling, but, as much as we believe in this combination, it must create value and uplift for both sets of shareholders.  Thank you very much.  We will now take questions.

I have members of my management team here to support me today: Alberto Calderon, Karen Wood, and Alex Vanselow.

Questions

Question

I have two questions.  I think you have been a very successful company over the years, but I disagree slightly with why you have been successful.  I would say that there are three reasons as to why you have been successful.  Firstly, clearly your high exposure to spot prices.  Secondly and thirdly, and more importantly, because you are driven by opportunistic deals and, at the same time, you are very much a company which is able to deliver on the operational side.

When I look at your proposition for Rio Tinto, and the four examples you have given us, the main ones come out of WMC.  I am therefore asking myself: why should Rio Tinto shareholders become the next WMC for you?  Why won’t you admit to the fact that there is an important iron ore uplift in terms of pricing going forward?  An important part of that value has not been shown, let alone the synergy effects which you talk about.

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The second question is with regards to Olympic Dam.  You have highlighted the significant reserves you have there.  Is there an issue, from the European standpoint, that they will look at this deal and worry about putting the two companies together because they are somewhat driven by the French angle?  Is it possible that they will not allow it on the basis of that?

Marius Kloppers

I will try to answer the two parts of the two questions.  Firstly, obviously the only asset we spoke about today from WMC was in fact Olympic Dam.  Cerro Matoso is an old Shell asset.  The iron ore business obviously has a longstanding BHP Billiton history.  The Petroleum business has been grown organically by the BHP Billiton team.

With regards to the iron ore business, we have not taken price in any of our calculations of synergy here.  Our business is not one of pricing power; our business is one of large-scale, low-cost, favoured ore bodies that sit at the bottom of the cost curve and expand to grow their value.  The nature of the proposition in the iron ore business, and the value that is to be had, is in delivering more tonnes more quickly, and to do that in a more capital-effective way.

In terms of the uranium and the effects of the transaction by combining the two uranium portfolios, we have obviously taken a huge amount of anti-trust advice.  We have done our homework here, and while we remain to have all of those discussions with the various regulators around the world, we do not believe that there is any remedy that is required nor is there anything that we can envisage that will impact the basic value proposition of putting these two companies together.

Alberto Calderon

Just further on your WMC question.  That was a different time.  Just to remind you, it was a cash acquisition and this is all scrip, so we are basically inviting the Rio Tinto shareholders to share in the up-side, so a totally different transaction.

Question

But the principle is the same in so far as you benefit from your commercial insight, from your opportunistic approach, from the value that has been left on the table by WMC and, some would say, previous deals as well.

Marius Kloppers

Well, I am clearly flattered that you think, in addition to our demonstrated operating acumen and so on, that we’ve been so successful in other regards!  However, I do think that the point that Alberto makes is very important here.  We are asking every shareholder to remain in this company.  We are asking one set of shareholders to accept a premium for the privilege of unlocking the synergies.

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Question

You’ve shared with us some new numbers on the growth projects that you have out there.  That is the potential volume outputs only.  Could you give us some clues in terms of the expected capex and the timings of, for instance, when Olympic Dam might come on.  There’s rumours of $20 billion, post-2015.  But this is a staged ramp-up.  Similarly, on Port Hedland, the deep port expansion, the timing and potential capex on that?  Just a ball-park figure.  And also, Cerro Matoso the timing and capex.

Marius Kloppers

We haven’t given any additional guidance on capex today.  Obviously, we had quite a large amount of detail from the recent analyst’s visit to the iron ore assets that detailed the ramp-up schedule there.  I believe the number that we put out was 300 million tonnes by 2015.  Likewise, we’ve not finalised any capex figures for Olympic Dam and Cerro Matoso.  But I want to emphasise one or two things.

While in all of these assets, no doubt, all of these things will be more expensive to build than they were a couple of years ago, the question you’ve got to ask yourself is, ‘Which ones are likely to be the cheapest?  The ones where they are expansions of known high-grade assets, in known environments with lots of synergies available, because you operate already or new things in new places with no infrastructure?’  That is the salient point of the scale and simplicity message that I want to get today.  I think that pertains to all of the expansions that I’ve shown today.

Question

Can you just – the first few slides that you’ve presented.  You talked about total capex on completed projects of $11.2 billion, versus Rio, $4.9 billion.  Does that include WMC or does that exclude WMC?

Marius Kloppers

It excludes the WMC acquisition.

Question

Thank you, and then just two other questions.

Marius Kloppers

It excludes acquisitions.  This is only organic growth, because the point that we want to bring very strongly is about the capability to organically grow the business.

Question

Can you give us an idea of how much capex you spent on your petroleum business since 2001?

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Marius Kloppers

I don’t have an exact figure here, but on average, I think we spent about a third of our capex in the petroleum business.

Question

Thank you.  Finally, just a technical question about the whole deal.  A lot of analysis has been done into the concentration of iron ore that arises from the combination.  It’s starting to get split into the three different types of iron ore – the broad generalisation of lump, fines and pellets.  On that basis, it looks like you have over 50% of the lump iron ore globally.  Do you see that as being tested by any of the anti-trust authorities around the world?

Marius Kloppers

We see ourselves as having, you know, a protracted and fruitful set of discussions with a number of authorities around the world.  We have done a huge amount of work, and we don’t believe that any remedy is required and we do not believe that any of the intrinsic value propositions that we are making here, by combination of synergies and so on, will be impacted by regulatory matters.

Question

My question is about the sequence of events from here.  Obviously, Rio Tinto have requested the ‘put up or shut up’ thing, and you know that the Takeover Panel have a decision to make on that.  But if they continue to refuse talking to you on the three to one basis, what is the next step for BHP Billiton?

Marius Kloppers

Well, we want to make absolutely sure that people are reminded of what the relative contribution is of our company.  With those facts out in the open, we have a basis to continue discussions.  We’ll take as much time is necessary to do so.  But we have not yet contemplated any additional actions in the light of the ‘put up or shut up’.  Whether they eventuate or don’t eventuate.  The only proposal that we can discuss today is the one that’s on the table.  We will continue to seek engagement and we will evaluate our course of actions and any actions, if any, post that.

Question

Just referring to your slide, number 36, which shows the relative share exchange rate between the two companies.  Indeed, it was 2.4 before the announcement, then you offered 3.  Since the announcement, the ratio has been, pretty much, on average, 3.4 and indeed, subsequent to Rio’s presentation it hasn’t changed.  So, 3.4 would seem the kind of ratio that the market was looking for.  How did that factor into your thinking about where to go from here?

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Marius Kloppers

We are obviously delighted that the market is so enthusiastic about this conversation.  I think that the second thing that I’d like to emphasise though, is that there seems to be only one proposition on the table here, which is the one that extracts the synergies, creates the value and so on.  It is, at the end of the day, making sure that both sets of shareholders get value out of this, not one set of shareholders.

We are supremely value-focussed, very disciplined, and we will certainly stick to that as we contemplate what we will do in the future.

Question

But you talk about the market view and the market’s view is obviously that the correct ratio is 3.4:1.

Marius Kloppers

No, I don’t think that is the case.  The market’s view is that there is value in the combination of these two companies.  The share prices show some anticipation which might or might not eventuate.  It is based on something which might or might not occur.  The salient thing here is, let the market value the synergies - having increased the combined value of these two companies, tells us the synergies that we think are real, deliverable and the market anticipates that they will be delivered.

I want to stress that those synergies must be shared between – and the value must be shared – between the two sets of shareholders.  I can’t contemplate going to my existing shareholders and telling them that they get nothing in addition, and it is on that basis that we will evaluate our actions going forward.

Question

I missed the earlier part of your presentation, you may have already answered this, have there been any actual physical discussions between the BHP and the Rio board, behind closed doors?

Marius Kloppers

We have not been able, on this proposal, to engage with the Rio Tinto board, outside of the written material that we have given to them.  No discussion has taken place, obviously the companies have at various points in the past, and discussed various matters.

Question

You made the observation that the Rio share price, that the market might have viewed the Alcan acquisition as expensive.  Is that a viewpoint that BHP shares?  If so why did you not move then to potentially stop the transaction?

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Marius Kloppers

I think the market is in our view well informed about these companies; they are normally covered by multiple analysts and in multiple jurisdictions.  The shares are very liquid and traded on a number of exchanges.  In reality the Alcan assets have been re-priced into the Rio Tinto share price.  It is on that basis that we are making our proposal.  What the actual amount paid was for the assets, because that is in the past it is not relevant.  What is relevant is what the combined portfolio of Rio Tinto was valued at before our proposal, which includes the Alcan portfolio.

Question

Just to follow up, do you have any comment on your view of aluminium versus, if we are talking about relativities between the two companies, your view on aluminium versus petroleum or nickel where BHP are obviously bigger?

Marius Kloppers

I find it difficult to be objective here because I spent much of the early part of my career in aluminium.  There is no doubt that Alcan was the definitive portfolio in the aluminium sector.  However, aluminium is intrinsically higher capital, more processing intensive and less resource focused than the other businesses.  That is the reason why I think Alcan’s margins last year were less than half of our petroleum, and also at a much slower growth rate.  The aluminium business is less resource-like in its nature, it is more capital and processing intensive.  While the Alcan assets are clearly the definitive set of assets in the aluminium sector, to date the aluminium industry as a whole has just not shown the potential to translate price to profit that our other businesses have.

Question

You have mentioned that you are offering a significant premium to Rio Tinto shareholders.  Given that you have also suggested that the growth is within BHP Billiton, rather than Rio Tinto, why should your shareholders accept a smaller proportion of the business combination than is their due?

Marius Kloppers

We believe that the net value of the two businesses together will be greater than the sum of the parts.  I think that that is what we have seen in the share price movement as we tabled our transaction.  It is very important that any proposal that we make, such as the one that is on the table, is value accreted to our shareholders.  We believe that the proposition we have put on the table will be value accretive to our shareholders, given the value unlock, the ability rationalise, and the ability to grow these companies, but we are disciplined.

Question

It is my understanding that China will have anti-trust legislation in place by 1 August ‘08.  If there is going to be a transaction here, are you pre-empting that legislation, and therefore having discussions with the Chinese authorities, along with any other anti-trust committees?

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Marius Kloppers

There really is no one to talk to there at the moment because there is no legislation in place.  We clearly did not time this transaction for that purpose.  I should point out that in general how anti-trust legislation works is that it does not prohibit a combination, but it could prohibit the sale of products into the region covered by the anti-trust legislation.

Question

A lot of the argument you have presented is based on the argument of superior growth in the market of this company.  The out performance of BHP Billiton against Rio is timed almost precisely with the beginnings of the better EBIT growth.  Margins in some of those businesses, comparing directly, were much lower in BHP than they were in Rio, and the Pilbara is an example of that.  About the time of the DLC some 15% points lower margin.

I can think of many assets in the old Broken Hill Propriety Ltd company that were seriously under-managed.  My point is that when you have got lower margins and rising commodity prices, you are better leveraged to that situation and your earnings will naturally grow more quickly.  I am just wondering to what extent you are simply pointing to ‘catch up’ as better management of the assets than Rio Tinto, whereas in fact the better management is BHP Billiton compared to the old BHP Ltd company.

Marius Kloppers

Perhaps one comment and then I am going to ask Alex to help me out here.  We do think that the catalytic effect that we had with the DLC creation and the steel spin out made a change in our company.  In the same way we believe that this combination will reinvigorate, reenergise and allow us to put two teams together to better effect.  There are no doubts about that.  Alex you have got to help me, I recall that the margins have been very similar over the last couple of years, albeit ours a bit better.

Alex Vanselow

They have, I think one of the points that you have to take into consideration is back to the Jackson Pollock chart that we presented at the last years results.  Commodities will be commodities and then you see the fluctuations of the markets.  The range of diversity and the scale of diversity in the BHP Billiton portfolio is definitely much greater than in Rio Tinto, and that provided the better effect in terms of the combined margin going forward.  That again has not just happened, it is there, it has been worked at to be that way.

If you look, one of the key components of that work is the divestment process we have in place.  If you look at the volume of divestments, and elimination of the lower margin businesses that we have over the last six years, in excess of $6 billion.  That has also helped to create that effect.

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Marius Kloppers

I do think in the early years there was probably some leverage effect, the last couple of years I think our margin growth has, I think, been superior to Rio Tinto’s, but not a material effect.  The material effect here is really that we have grown our business more quickly because we have invested more money.  For emphasis, we do believe that there is a cathartic value in putting two companies together, reenergising, refocusing the organisation and so on.  We think that that will be the case when we put these two companies together as well.

Question

Can I just ask one follow question on that basis?  To what extent do you think there is risk that if you turn yourself into a super major, that you put yourself out of reach of other corporate activity?  With that comes an element of complacency, I think back again to BHP Ltd, which used to brand itself as ‘the big Australian’ and was hopelessly under-managed.

Marius Kloppers

I hope that we have conveyed a sense to you that this is not about size.  What it is about is a focus on a consistent strategy, simple, large scale expansion and so on.  Alex, I do not know if you want to run through everything that we have sold?  You should take it as read that we would want to have that same focus on the assets of scale and try and run the simplest asset portfolio that we can.  A very large part of my message here today was about what our ongoing business will look like.  That message is: we want to be simple, we want to be ever larger assets – fewer of them if we can so they are easier to manage.  Alex, perhaps just run through everything we have sold in order to implement that strategy over the last six years.

Alex Vanselow

I do not think we will have the time to go through every single one but I think what you have seen is the continuous period, since really the merger with Billiton, which brought those skills into the combined entity, to be operating at a level of a portfolio manager.  We continuously review business performance and business potential to understand what is the best way of divesting and execute that divestment.  We have done spin offs, we have done individual asset sales, we have sold to joint ventures.  It is a continuous process in this organisation.  As we speak, we are continuously looking at our portfolio.

What the combined group would mean is that we will have to look at it from a much broader perspective in terms of understanding how we can create this tier-one combined entity but in a manageable sense, so things do not get too far out of reach for us.

Marius Kloppers

Marcus Randolph is not here today and I want to state this anecdotally, because I cannot verify it, but Marcus always states that BHP was a $10 billion company with a 100,000 workforce before the merger.  Today we are $200 billion plus company with 40,000 people.  It is that focus on simplicity and scale that is a key feature of our strategy.  That focus on the upstream part of that value chain.

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Question

I understand you are in the process of raising a $70 billion debt facility, I was wondering if you could comment on how that is progressing.

Alex Vanselow

We have been in contact with a group of banks; it is quite advanced what we are looking at is having a facility that will allow us flexibility on the buy back at the end of the combination, but also be there on standby for the roll-over of the of the Alcan acquisition facility.  If you put those two numbers together you come to that; it might not be exactly that but we are looking with that intent and we are quite advanced in that.

Marius Kloppers

The way that we have articulated that is, I look at that as what is the target leverage of the company?  What we said is that we would like to be a Single A, I do not want to restate the matrix here but that you can add the debt that is on the balance sheet of the two companies at the moment, add the $30 billion buy-back and you get an approximate sense of what we want to target the combined company’s gearing at.

Question

What macro environment have you factored in and how are they included in the outlook for commodities?  How would a much weaker scenario affect your shareholder value creation estimate?

Marius Kloppers

Internally the team have called this a deal for all seasons, our base case outlook is for strong medium- and long-term demand of our products, but I do not think that this is the driver.  The nature of this proposal is a relative one, it is a scrip for scrip exchange, so therefore we are less sensitive for that reason on exactly what eventuates.  But our base case outlook is for strong, long-term demand of our products based on the industrialisation that we have in North and South Asia, in particular.

Alberto Calderon

Although our base case, as Marius said, is stronger for longer, an all scrip deal implies we are really not taking a view on the future and we have internally stress tested this on a P10, P50, P90, and actually it works probably even better on a downside because on a relative terms basis this unlocking of value is even greater.

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Marius Kloppers

The underlying value is a bigger percentage in the downside scenario than it is in an upside scenario.

Question

You have been to see your clients, can you summaries what the main push-backs might be, from the discussions you have had.  Also to confirm whether you have a materially different view to Rio Tinto on how iron ore should be priced.

Marius Kloppers

Two things, I think, when people do not know they make up the facts.  The material portion of our talks and education of customers has been just reflecting on the fact that we have grown our business twice as fast as Rio Tinto.  It is not something I think the market reflects on everyday: when the customers see two providers they do not really look at their growth rates, what we have said is we have grown quicker, we have invested more.  If you put these two companies together we will grow even more quickly.  Then you will have more product, if you will have more product in the market then ultimately that will lead to a lower pricing environment for you as well. That is what we have spoken to our customers about and I think that especially those customers that are short-product, do not have contracts and so on, understand this proposition very, very well indeed.

In terms of pricing of product, I do not need to talk about iron ore in specificity.  I can talk about what our approach is towards product pricing in general because like our strategy, it has been unchanged in the last six or seven years.  What we like is not to take price risk for the company but to accept market prices, have the portfolio diversify the cash flows, that is that Jackson Pollock diagram Alex spoke about, and we have diligently across a number of products worked towards better price discovery of our products.  We hope that in due course there is a better price discovery mechanism for iron ore so that we can just accept that price that is discovered, produce more volume from low cost assets and get on with life.  That would be our approach across all of our products, we have worked very hard for more transparent prices in manganese, energy, coal, diamonds.  Clearly, all of the base metals products.  We would like the same in iron ore because we believe that that delivers the best outcome if we just get good price discovery mechanisms.

Question

Are we going to get any indication of the capital costs, particularly in the iron ore business and at Olympic Dam over the course of this process so we can get a more accurate judgment going forward?

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Marius Kloppers

We are unable to give you a more accurate guidance on that because we have not completed feasibility.  The way that our expansions work is that in the proof of concept and pre-feasibility we seek out the most economic path for expansion.  In feasibility, we do all of the engineering and the detailed capital estimates.  We do not have more detailed capital estimates for you today.  What I would point out again though is where are they?  They are operating assets, they have synergies, the infrastructure is in place, on balance we believe that in these times of relative capital costs, doing things where you have synergies which are the brown-field nature, therefore intrinsically cheaper is always a better option but I cannot give you more guidance.

I will close on that note.  Thank you for attending at short notice.  I appreciate all the input that you have given.

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